Exhibit 21.1

Subsidiaries of salesforce.com, inc.

Kabushiki Kaisha salesforce.com	Japan
SFDC (EMEA) Limited	Ireland
SFDC International Limited	Ireland
SFDC Ireland Limited	Ireland
salesforce.com Sàrl	Switzerland
SFDC UK Ltd.	United Kingdom
SFDC Luxembourg Sàrl	Luxembourg
SFDC Australia Pty Limited	Australia
SFDC Singapore Pte. Ltd.	Singapore
Salesforce.com Canada Corporation	Canada